FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 20th, 2006

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles announces the Resolutions passed by the General Shareholders

Meeting held on June 20, 2006.

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, June 20, 2006

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that Telefónica Móviles, S.A’s General Ordinary Shareholders Meeting was held on first call today with the assistance either personally or through representation of shareholders owners of 4,051,574,420 shares representing 93.55% of the share capital.

The mentioned General Meeting approved all the resolutions that the Board of Directors submitted to its consideration and approval. The approved resolutions are attached herein.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Mr. Antonio Hornedo Muguiro

General Counsel of TELEFÓNICA MÓVILES, S.A.

GENERAL ORDINARY SHAREHOLDERS MEETING

TELEFÓNICA MÓVILES, S.A.

Resolutions Passed

Madrid, June 20, 2006

I) Review and approval, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as of the Proposal for Allocation of the Results of “Telefónica Móviles, S.A.” and of the management of its Board of Directors, all pertaining to Fiscal Year 2005.

1)	Approve the Financial Statements (Balance Sheet, Profit-and-Loss Statement and Notes to the Financial Statement) and the Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Companies, pertaining to Fiscal Year 2005 (closed on December 31 of said year) drafted by the Board of Directors in its meeting held on February 27, 2006, as well as the corporate management carried out by the Board of Directors of “Telefónica Móviles, S.A.” during said Fiscal Year.

In the Individual Financial Statements, the Balance Sheet at December 31st, 2005 shows assets and liabilities for an amount of 18,071,768 thousand euros each of them and the Profit and Loss Statements at the end of the Fiscal year reflects a benefit of 783,938 thousand euros

In the Consolidated Financial Statements, the Balance Sheet at 31st, December 2005, shows assets and liabilities for an amount of 26,962,340 thousand euros each of them and Profit and Loss Statements at the end of the year reflects a benefit of 1,918,908 thousand euros

2)	Approve the following Proposal for Allocation of Results pertaining to Fiscal year 2005.

•	To allot all the profits earned by Telefónica Móviles, S.A. during fiscal year 2005, amounting to 783,938 euros, to payment of dividends.

II) Shareholder’s remuneration: dividend payment against profits for the Fiscal year 2005 and distributable reserves.

Approve the payment of a cash dividend, with a charge to profits for the Fiscal year 2005 and distributable reserves, for a fixed amount of 0.205 euros gross, to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment will be made on July 21th, 2006, through the entities participating in the securities and clearing institution “Iberclear”.

The withholdings required by applicable legislation to the gross amounts to be paid will be applied.

III. Re-election, confirmation and appointment, if pertinent, of Directors.

III.(i) Reelection of Mr. Antonio Pedro de Carvalho Viana Baptista

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Antonio Pedro de Carvalho Viana Baptista for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(ii) Reelection of Mr. Luis Lada Díaz

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Luis Lada Díaz for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(iii) Reelection of Mr. Maximino Carpio García

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Maximino Carpio García for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(iv) Reelection of Mr. Antonio Massanell Lavilla

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Antonio Massanell Lavilla for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(v) Reelection of Mr. Lars M. Berg

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Lars M. Berg for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(vi) Reelection of Mr. Alfonso Merry del Val Gracie

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Alfonso Merry del Val Gracie for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(vii) Reelection of Mr. Miguel Canalejo Larrainzar

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Miguel Canalejo Larrainzar for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(viii) Reelection of Mr. Victor Goyenechea Fuentes

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Victor Goyenechea Fuentes for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III (ix) ratification and reelection of Mr. Enrique Corominas Vila

Ratify the appointment of Mr. Enrique Corominas Vila, appointed during 2005 by the cooptation procedure by the Board of Directors in accordance with provision 138 of the Spanish Corporation Act, as Board Member for a new term of five years to be counted as from the date of celebration of this General Shareholders Meeting.

IV) Authorization for the acquisition of its own shares, directly or through Group Companies.

A)	Authorize, pursuant to Articles 75 and following and additional disposition first, second paragraph of the Spanish Corporations Act, the derivative acquisition, at any time and as many times and deemed advisable, by Telefónica Móviles, S.A.-either directly, or through any of the affiliated corporations of which it is the controlling corporation of its own shares, completed paid in, through purchase-sale agreements or under any other legal onerous form.

The minimum price or consideration for acquisition shall be equivalent to the par value of its own shares that are being acquired, and the maximum price or consideration shall be equivalent to the quoted value of the own shares acquired on an official secondary market at the time of acquisition

Said authorization shall be granted for a period of 18 months reckoned as of the date that the present Meeting is held, and it is expressly subject to the restriction that the par value of the own shares acquired in the exercise of this authorization, together with the par value of those already possessed by “Telefónica Móviles, S.A.” and any of the affiliated corporations controlled by it, may not at any time exceed 5% of its capital stock at the time of acquisition. Furthermore, the restrictions stipulated for share buybacks by the regulatory authorities of the markets where “Telefónica Móviles, S.A.” shares are traded must be observed.

It is expressly stated for the record that the authorization granted to acquire own shares may be used in full or in part for the acquisition of shares of “Telefónica Móviles, S.A.”, which the latter must deliver or transfer to directors or to employees of the company or of corporations within the Group, directly or as a result of the exercise of stock options by the latter, all within the framework of compensation systems benchmarked to the quoted value of the Company’s shares as duly approved.

B)	Empower the Board of Directors to exercise in the widest terms the authorization that is the subject of this resolution and to carry out the rest of the provisions contained herein, with said powers being delegable by the Board of Directors to the Delegate Committee, the Executive Chairman of the Board of Directors or on any other person that the Board of Directors expressly empowers for this purpose.

C)	Void, to the extent that it has not been executed, the authorization granted in this regard by the Ordinary General Shareholders Meeting of the corporation held on May 6, 2005, regarding Item V of the Agenda thereof.

V) Extraordinary shareholders remuneration; dividend distributable reserves as well as an interim dividend against the results obtained during 2006.

A)	Approve the payment of a cash dividend against the issue premium reserve and other distributable reserves, for a fixed amount of 0.085 euros gross, (of which 0.08 euros gross corresponds to distributable reserves and 0.005 euros gross to the issue premium reserve) to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment will be made on July 21th, 2006, through the entities participating in the securities and clearing institution “Iberclear”.

The withholdings required by applicable legislation to the gross amounts to be paid will be applied.

B)	Approve the payment of an interim dividend against the results obtained during 2006 up to March 28, for a fixed amount of 0.35 euros gross to each of the Company’s current issued and outstanding shares, with a right to collect said dividend. To place of record that the Board of Directors of the Company, in its meeting held on March 29, 2006, drafted the corresponding accounts statement that shows the existence of enough results to make the proposed distribution. The referred accounts statement will be annexed to the Minutes of the General Shareholders Meeting.

Payment will be made on July 21th, 2006, through the entities participating in the securities and clearing institution “Iberclear”.

The withholdings required by applicable legislation to the gross amounts to be paid will be applied.

c)	To subject the payments of the dividends mentioned under sections A) and B) to the approval of the merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A in the terms of the Merger Project approved by the Board of Directors of both companies in their respective meeting held on March 29, 2006, by the General Shareholders Meeting of both companies.

VI.- Examination and approval, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as Merger Balance Sheet, of Telefónica Móviles, S.A.’s Balance Sheet closed on December 31st, 2005;. Approval of merger between Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former, with the extinction of Telefónica Móviles, S.A. and the en bloc transfer of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange shall be satisfied through the delivery, of treasury shares of Telefónica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

Examination and approval, of the Plan of Merger of Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former.

To approve in its entirety the Plan of Merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A., drawn up and signed by the Directors of both companies upon the terms set forth in the Merger Plan itself, and approved by their respective Boards of Directors at meetings of both held on March 29, 2006. The Merger Plan was deposited with the Commercial Registry of Madrid on April 3, 2006, with the corresponding marginal notations therein, and publication of such deposit was made in the Official Gazette of the Commercial Registry on April 17, 2006.

The text of the Merger Plan approved by this resolution is included as an exhibit to the Minutes of the General Meeting.

Examination and approval, as the Merger Balance Sheet, of Telefónica Móviles, S.A.’s Balance Sheet as of December 31, 2005.

To approve, as the Merger Balance Sheet of Telefónica Móviles, S.A., of the Balance Sheet as of December 31, 2005 drawn up by the Board of Directors of Telefónica, S.A. at its meeting of February 27, 2006, duly verified by Ernst & Young, S.L., the Auditor of Telefónica Móviles, S.A., and approved by the shareholders at this General Meeting under item I of the Agenda.

The text of the Merger Balance Sheet and the corresponding verification of the Company’s Auditor is included as an exhibit to the Minutes of the General Meeting.

Examination and approval, of the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter

VIII of Title VII of the Restated Text of the Corporate Income Tax Law [Texto Refundido de la Ley del Impuesto de Sociedades].

I.	Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A.

To approve the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter company by the former, with the dissolution without liquidation of Telefónica Móviles, S.A. and the en bloc transfer of all of its property, including all of the items that make up its assets and liabilities, to Telefónica, S.A., which, through a general devise, will acquire all of the rights and obligations of Telefónica Móviles, S.A.

Pursuant to the provisions of the Merger Plan, in order to carry out the exchange under the merger, Telefónica, S.A. will deliver to the shareholders of Telefónica Móviles, S.A. the appropriate number of shares of Telefónica, S.A. resulting from the exchange ratio established in the Merger Plan.

The exchange shall not be effected in respect of the shares of Telefónica Móviles, S.A. held by such company, by Telefónica, S.A. or by any person acting in such person’s own name but on behalf of Telefónica Móviles, S.A. or Telefónica, S.A., because they are affected by the provisions of Section 249 of the Spanish Corporations Law in accordance with the resolution to be adopted below.

Given that, taking into account the current terms and conditions of the Stock Option Plan of Telefónica Móviles, S.A. (MOS Plan) and the liquidation transactions carried out to date regarding said plan, the number of Telefónica Móviles, S.A. shares to remain in treasury as of the date of registration of the merger will amount to a minimum of 19,009,513 shares, and that therefore, the number of Telefónica Móviles, S.A. shares that will participate in the exchange will not exceed 305,640,634 shares, the number of shares of Telefónica, S.A. required to satisfy the exchange will amount to a maximum of 244,512,507 shares. Considering that Telefónica, S.A. owns a total number of treasury shares that exceeds such maximum, the merger exchange may be carried out entirely with treasury shares of Telefónica, S.A., without the need for a capital increase. As from the date of the merger resolution of Telefónica, S.A, Telefónica, S.A. will freeze 244,512,507 treasury shares, provided that, once the definitive number (within the above-mentioned maximum) of shares of Telefónica, S.A. needed to satisfy the exchange is determined, only this final number of shares is frozen.

The exchange of shares of Telefónica Móviles, S.A. will be carried pursuant to the procedure and the exchange ratio described in the Merger Plan.

Shares from the treasury of Telefónica, S.A. used to satisfy the exchange shall be shares of the same class and series as the other shares of Telefónica, S.A. that are currently outstanding, and shall give their holders, as from delivery thereof, the right to participate in corporate earnings beginning on January 1, 2006, upon the same terms as the other outstanding shares.

The Board of Directors is empowered, with the authorization to so delegate to the Executive Chairman or the Secretary Director or Vice-Secretary non Director, to set the conditions for the delivery of the shares to the extent not provided by the shareholders at the General Meeting, including the further development of the procedure for the exchange of shares.

In compliance with Section 228 of the Regulations of the Commercial Registry, and as an integral part of the content of this merger resolution, the following details are stated:

1. Identification of the Entities Participating in the Merger.

1.1 Telefónica, S.A. (Acquiring Company).

Telefónica, S.A.: domiciled in Madrid, calle Gran Vía 28, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. Alejandro Roselló Pastor on April 19, 1924 under number 141 of his book of notarial records.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Volume 12534, Folio 21, Section 8, Page M-6164.

The Tax ID Code of Telefónica, S.A. is A-28015865.

1.2 Telefónica Móviles, S.A. (Acquired Company).

Telefónica Móviles, S.A.: domiciled in Madrid, calle Goya 24, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. José Antonio Escartín on February 14, 2000 under number 582 of his book of notarial records.

Telefónica Móviles, S.A. is registered with the Commercial Registry of Madrid in Volume 14837, Folio 155, Section 8, Page M-246786.

The Tax ID Code of Telefónica Móviles, S.A. is A-82573759.

2. Bylaw Amendments.

No amendments will be made to the by-laws of Telefónica, S.A as a result of the merger.

3. Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the assets of Telefónica, S.A. and Telefónica Móviles, S.A., will be as follows, without any additional cash compensation:

Four (4) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every five (5) shares of Telefónica Móviles, S.A., each having a par value of fifty (€0.50) Euro cents.

In determining the exchange ratio, account has been taken of the dividends that both companies plan to distribute and to which reference is made in section 8 of the Merger Plan and in section 5 below.

4. Share Exchange Procedure.

The procedure for exchanging the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be as follows:

(a)	Once the merger is approved by the shareholders acting at the General Shareholders’ Meetings of both companies, the equivalent documents mentioned in Sections 26.1 d), 41.1 c) and related provisions of Royal Decree 1310/2005 of November 4 are filed with the National Securities Market Commission [Comisión Nacional del Mercado de Valores] (hereinafter, the “CNMV”) and the merger deed is registered with the Commercial Registry of Madrid, the exchange of shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will proceed.

(b)	The exchange will commence on the date specified in the notices to be published in one of the most widely circulated newspapers in Madrid, in the Listing Bulletins of the Spanish Stock Exchanges and, if applicable, in the Official Bulletin of the Commercial Registry. For such purpose, a financial institution will be appointed to act as Agent and will be named in the above-mentioned notices.

(c)	The exchange of the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992 of February 14 and applying such provisions of Section 59 of the Business Corporations Law as may be applicable.

(d)	Shareholders holding shares that represent a fraction of the number of shares of Telefónica Móviles, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may implement mechanisms designed to make such exchange easier for shareholders of Telefónica Móviles, S.A. who hold a number of shares that it is not a multiple of five : The basis of this mechanism are set up in section III below

(e)	As a result of the merger, the shares of Telefónica Móviles, S.A. will be terminated.

As of the date of the Merger Plan, Telefónica, S.A. owned, directly and indirectly, four billion, three million, nine hundred thousand, seven hundred and forty-nine (4,003,900,749) shares of Telefónica Móviles, S.A., representing 92.457% of its share capital. Between the date of the Merger Plan and the date of this resolution, Telefónica, S.A. has acquired, as provided in the Merger Plan, the shares of Telefónica Móviles, S.A. theretofore held by Telefónica Internacional, S.A. Unipersonal, as well as an additional two million (2,000,000) shares of Telefónica Móviles, S.A. As a result of such acquisitions, Telefónica, S.A. now directly owns four billion, five million, nine hundred thousand, seven hundred and forty-nine (4,005,900,749) shares of Telefónica Móviles, S.A., representing 92.50% of its share capital.

As provided in Section 249 of the Spanish Corporations Law and pursuant to the regulations governing treasury shares, all such shares of Telefónica Móviles, S.A. held by Telefónica, S.A. will not be exchanged for Telefónica, S.A. shares.

In addition, it is stated for the record that as of the date of the Merger Plan, Telefónica Móviles, S.A. owned one thousand five hundred and ninety-nine (1,599) treasury shares. In addition, in connection with the coverage of the stock option plan of Telefónica Móviles, S.A. (the MOS Plan), the latter had as of said date a call option on twenty million, nine hundred and fifty-seven thousand, seven hundred and eighty-four (20,957,784) shares of Telefónica Móviles, S.A. owned by Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., subscribed for by those entities on the terms of the summary prospectus verified by the National Securities Market Commission on September 28, 2001. The MOS Plan expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger, notwithstanding which Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity liable for any pending obligation derived from such liquidation. Telefónica Móviles will acquire the mentioned 20,957,784 own shares and will use part to liquidate the MOS plan.

The shares that will finally be held by Telefónica Móviles, S.A. in treasury, as provided for the in the paragraph above, (a maximum of 20,959,383 shares, and a minimum of 19,009,513) will not participate in the exchange, as provided in Section 249 of the Spanish Corporations Law and related provisions.

5. Date as from which the New Shares Delivered in Exchange Carry the Right to Participate in the Profits of the Company and Specific Characteristics of Such Right.

January 1, 2006 is set as the date as from which the shares delivered in exchange will entitle the holders thereof to participate in the earnings of Telefónica, S.A. For this reason, the existing shares of Telefónica, S.A. of the same class and series as the other shares of Telefónica, S.A. currently outstanding used to effect the exchange will entitle the holders thereof, as from the date of delivery, to participate in the earnings of the company posted as from January 1, 2006, on the same terms as the other outstanding shares.

In distributions made after the merger instrument is registered with the Commercial Registry, all the shares of Telefónica, S.A., including those delivered in order to carry out the exchange, will participate with the same rights in proportion to the par value of each share.

It is stated for the record that, in accordance with the provisions of the Merger Plan, Telefónica, S.A. has made or, as the case may be, plans to make the following dividend distributions:

(i)	Payment of a gross interim dividend of 0.25 Euro per share, based on the profits of the fiscal year ended December 31, 2005, which was paid on May 12, 2006. This dividend was approved by the Board of Directors at its meeting of February 28, 2006 and announced to the market the same day. Such dividend does not benefit shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. This has therefore been taken into account for the formulation of the exchange ratio.

(ii)	As was announced to the market on February 28, 2006, the Board of Directors of Telefónica, S.A. intends to distribute, during fiscal year 2006, an additional gross dividend of 0.25 Euro per share, to which end the required corporate resolutions will be adopted. In any event, such dividend will be paid after the merger is registered with the Commercial Registry of Madrid. Unlike the dividend mentioned in paragraph (i) above, this dividend will benefit both Telefónica, S.A. shareholders and the shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. Accordingly, it was not taken into account for the calculation of the exchange ratio.

For its part, in accordance with the provisions of the Merger Plan, Telefónica Móviles, S.A. plans to make the following dividend distributions:

(i)	Previously-announced dividend:

Payment of a gross dividend of 0.205 Euro per share of Telefónica Móviles, S.A. to be charged to benefits for fiscal year

2005 and to distributable reserves. The proposal for such distribution was approved by the Board of Directors of Telefónica Móviles, S.A. at its meeting of February 27, 2006 and was announced to the market the following day for which reason, since it will only benefit the shareholders of Telefónica Móviles, S.A., it was taken into account in formulating the exchange ratio.

(ii)	Dividends proposed by the Board of Directors of Telefónica Móviles, S.A. for approval by the shareholders acting at the General Shareholders’ Meeting, within the framework of the negotiation between Telefónica, S.A. and Telefónica Móviles, S.A. and whose effectiveness is contingent upon the approval of the merger by the shareholders acting at the General Shareholders’ Meetings of both companies:

•	Payment of a gross dividend of 0.085 Euro per share of Telefónica Móviles, S.A. to be charged to the issue premium reserve and other distributable reserves.

•	Payment of a gross interim dividend of 0.35 Euro per share of Telefónica Móviles, S.A. to be charged to the profits posted between January 1 and March 28, 2006.

As previously stated, the two proposals mentioned above are contingent upon approval of the planned merger by the shareholders acting at the General Shareholders’ Meeting of both companies. If these proposals are approved by the shareholders at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. and if the condition described above is met, payment of the dividends to which the proposals refer (in the aggregate gross amount of 0.435 Euro per Telefónica Móviles, S.A. share) will be made on July 21, 2006. Accordingly, this distribution will only benefit the shareholders of Telefónica Móviles, S.A. and it has therefore been taken into account in formulating the exchange ratio.

6. Date of Accounting Effects of the Merger.

January 1, 2006 is set as the date as from which all transactions of Telefónica Móviles, S.A. will, for accounting purposes, be deemed to have been made on behalf of Telefónica, S.A.

7. Special Rights.

There are no special shares or special rights in Telefónica Móviles, S.A. other than the shares. However, it is noted for the record that, the stock option plan of Telefónica Móviles, S.A. (the MOS Plan) expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger. Notwithstanding the foregoing, Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity responsible for any possible pending liability stemming from the above-mentioned liquidation.

The shares of Telefónica, S.A. that are delivered to the shareholders of Telefónica Móviles, S.A. by virtue of the merger will not grant any special rights to the holders thereof.

8. Benefits Accorded to the Directors and to the Independent Expert.

No benefits of any kind will be accorded to the Directors of either of the entities participating in the merger or to the Independent Expert that has participated in the merger process.

II.	Subjecting the Merger to the Special Tax Regime Provided for in Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Law.

To resolve that the approved merger transaction be governed by the tax regulations set forth in Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Law, approved by Royal Legislative Decree 4/2004, for which purpose, and pursuant to Section 96 of the above-mentioned Consolidated Text, the merger transaction will be reported to the Ministry of Economy and Finance as required under current regulations.

Establishment of Procedure to Facilitate the Exchange.

Pursuant to the provisions of the Merger Plan, Telefónica Móviles, S.A. shareholders owning shares that represent a fraction of the number of Telefónica Móviles, S.A. shares set as the exchange ratio may acquire or transfer shares in order to exchange them at such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell shares of Telefónica Móviles, S.A. on the market in order to secure a number of shares of Telefónica Móviles, S.A. that is a multiple of five (5).

Notwithstanding the foregoing and as provided in the Merger Plan, it is resolved to establish a mechanism designed to facilitate the exchange for those Telefónica Móviles, S.A. shareholders who are holders of a number of shares that is not a multiple of five (5). The basic terms and conditions of such mechanism are as follows:

(i)	Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A. as of the close of the last session for trading in Telefónica Móviles, S.A. on the Spanish stock exchanges (hereinafter, the “Reference Date”), each shareholder of Telefónica Móviles, S.A. who, by application of such unitary exchange ratio of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A., is entitled to receive a whole number of Telefónica, S.A. shares and who has an odd-lot residue of less than 1.25 shares of Telefónica Móviles, S.A. may transfer such residue to the odd-lot agent appointed for such purpose (hereinafter, the “Odd-Lot Agent”), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the Telefónica Móviles, S.A. shares forming such position will be computed.

Likewise, a Telefónica Móviles, S.A. shareholder who owns less than 1.25 shares of Telefónica Móviles, S.A. will be able to transfer such shares to the Odd-Lot Agent.

It shall be deemed that each shareholder of Telefónica Móviles, S.A. accepts the odd-lot acquisition system established herein, without having to remit instructions to the relevant entity participating in IBERCLEAR, which shall inform the shareholder of the result of the transaction once it has concluded.

(ii)	Given the agreed exchange ratio and regardless of the number of shares comprising each shareholder’s position, the only circumstances under which the acquisition of odd-lots may take place are the following:

Number of Telefónica Móviles shares	Corresponding Telefónica, S.A. shares by virtue of the exchange	Odd-lot shares of Telefónica Móviles, S.A. subject to the odd- lot acquisition system
1	0	1
2	1	0.75
3	2	0.50
4	3	0.25
5	4	0

Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.25 shares of Telefónica Móviles, S.A. and a maximum of 1 share of Telefónica Móviles, S.A.

(iii)	The acquisition price of the odd-lots will be determined based on the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Telefónica Móviles, S.A. on the Spanish stock exchanges. If the odd-lot in question consists of one share of Telefónica Móviles, S.A., its purchase price will be the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System (Continuous Market) for the last three trading sessions of Telefónica Móviles, S.A. stock; similarly, if the odd-lot in question is other than one share, its acquisition price will be calculated based on the same procedure described herein, but in a proportion corresponding to the specific amount of the odd-lot.

(iv)	The entity to be appointed as Odd-Lot Agent, acting on its own behalf, will acquire the odd-lot shares remaining in the positions existing at the close of the trading session of Telefónica Móviles, S.A. on the Reference Date. The shares or fractional shares of Telefónica Móviles, S.A. acquired by the Odd-Lot Agent will be exchanged for the corresponding number of Telefónica, S.A. shares as provided in the Merger Plan.

(v)	Authorization is granted to the Board of Directors, with the express power of substitution to the Executive Chairman or the Secretary Director or the Secretary non Director, to develop the mechanism for the acquisition of odd-lots or fractions of stock provided for herein, including, but not limited to, the determination of the Reference Date in order to carry out the acquisition of odd-lots at the end of such day; the drafting of the corresponding announcement of the exchange; the designation of the entity to act as Odd-Lot Agent; and any other powers that are necessary or merely appropriate to properly carry out the merger exchange and the odd-lot acquisition mechanism approved herein.

All of the foregoing is without prejudice to Telefónica, S.A. and/or Telefónica Móviles, S.A., prior to the merger, acquiring the odd-lot shares of Telefónica Móviles, S.A. required for the number of shares of Telefónica Móviles, S.A. that must participate in the exchange to be an exact multiple of the exchange ratio.

D.- Delegation of powers to formalize, interpret, remedy and carry out this resolution.

To jointly and severally authorize the Executive Chairman of the Board of the Secretary Director of the Board of Directors and the Vice Secretary non Director of the Board of Directors, such that, without prejudice to any other delegations included in this resolution and any powers-of-attorney to convert the resolution into a public instrument, any of them may formalize and execute it, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects and publication of any announcements that are required or merely convenient) for the most correct performance hereof and for the registration hereof, to the extent required, with the Commercial Registry or any other Public Registry. The delegation includes, upon the broadest possible terms, the power to guarantee the claims of those creditors, if any, who oppose the merger.

VII.- Consent and approval, to the extent required, of the resolutions to be decided upon by the General Ordinary Shareholders Meeting of Telefónica, S.A. under items III and VI of its Agenda concerning; (a) appointment of directors and (b) authorization to the Board of Directors to increase the share capital subject to the terms and conditions of article 153.1.(b) of the Spanish Corporate Act, delegating the faculties to exclude the preemptive rights in accordance with provision 159,2 of the Spanish Corporation Act.

Consent and approve, as may be required, the proposals to be resolved upon by the General Ordinary Shareholders Meeting of Telefónica, S.A. as items III and VI of the Agenda of the mentioned meeting, in accordance with the proposal of resolutions drafted by the Board of Directors of Telefónica, S.A. with regard to the mentioned items, that are hereby literally reproduced

Proposed Resolutions submitted by the Board of Directors of Telefónica, S.A. regarding Item III on the Agenda of its Ordinary Shareholders Meeting: Re-election, Ratification and Appointment, as applicable, of Directors:

“III.1	To re-elect as a Director Mr. Carlos Colomer Casellas, appointing him for a new period of five years.

III.2	To re-elect as a Director Mr. Isidro Fainé Casas, appointing him for a new period of five years.

III.3	To e-elect as a Director Mr. Alfonso Ferrari Herrero, appointing him for a new period of five years.

III.4	To re-elect as a Director Mr. Luis Lada Díaz, appointing him for a new period of five years.

III.5	To re-elect as a Director Mr. Antonio Massanell Lavilla, appointing him for a new period of five years.

III.6	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. David Arculus, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. David Arculus was appointed as a Director on an interim basis by resolution of the Board of Directors on January 25, 2006, to fill the vacancy produced by the resignation of Mr. José Fonollosa García.

III.7	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Peter Erskine, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Peter Erskine was appointed as a Director on an interim basis by resolution of the Board of Directors on January 25, 2006, to fill the vacancy produced by the resignation of Mr. Antonio Alonso Ureba.

III.8	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Julio Linares López, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Julio Linares López was appointed as a Director on an interim basis by resolution of the Board of Directors on December 21, 2005, to fill the vacancy produced by the resignation of Mr. José Antonio Fernández Rivero.

III.9	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Vitalino Manuel Nafría Aznar, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Vitalino Manuel Nafría Aznar was appointed as a Director on an interim basis by resolution of the Board of Directors on December 21, 2005, to fill the vacancy produced by the resignation of Mr. Jesús María Cadenato Matía.

Proposed Resolutions submitted by the Board of Directors of Telefónica, S.A. regarding Item VI on the Agenda of its Ordinary Shareholders Meeting Authorization to the Board of Directors to Increase the Share Capital Under the Terms and Conditions of Section 153.1.b) of the Business Corporations Law, with a Delegation of the Power to Exclude Preemptive Rights Pursuant, in this Latter Case, to the Provisions of Section 159.2 of the Business Corporations Law.

“To authorize the Board of Directors, as fully and effectively as possible under the Law and pursuant to the provisions of Section 153.1.b) of the Business Corporations Law in effect so that, within a maximum term of five years from the resolution adopted at the General Meeting and without the need to subsequently call any such General Meeting or for any resolution to be subsequently adopted thereat, the Board may resolve to increase of Company’s share capital, on one or more occasions, when and as required by the Company’s needs in the judgment of the Board itself, by the maximum amount of 2,460,565,198 Euros, equal to one-half of the current share capital of the Company, by issuing and putting into circulation for such purpose the corresponding new shares, be they common shares or of any other kind among those permitted by the Law, including shares with a fixed or variable premium, and in all cases with payment for the issued shares in the form of cash contributions, and expressly providing for the possibility of an incomplete subscription for such shares as may be issued, pursuant to Section 161.1 of the Business Corporations Law. In addition, the Board of Directors is authorized to exclude preemptive rights in whole or in part, pursuant to Section 159.2 of the Business Corporations Law and related provisions.

The powers thus delegated include the specification of the various aspects and conditions applicable to each issuance, according to the characteristics of each transaction decided to be conducted under the authorization to which this resolution refers, and will include the power to amend the text of the article of the By-Laws relating to share capital, once the increase has been resolved upon and implemented, and the power to carry out all the formalities required for the new shares covered by the capital increase to be admitted to trading on the domestic and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established in each of such Stock Exchanges.

Pursuant to Section 141, number 1, second paragraph, of the Spanish Corporations Law, the Board of Directors is also authorized to delegate to the Executive Commission such powers granted by means of this resolution as may be delegated. “

VIII)	Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

To severally and jointly empower the Executive Chairman of the Board of Directors, the Secretary-Director of the Board of Directors, and the Vice-secretary -non Director of the Board of Directors, in order for any of them to formalize and execute the preceding resolutions, being able for said purpose to execute the public or private instruments that may be necessary or convenient (including those for interpretation, clarification, rectification of errors or curing of defects) for their most exact compliance and for the recording thereof, insofar as is mandatory, in the Mercantile Registry or in any other Public Registry.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: June 20th, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel